AKBANK

RECEIVED

MAR -5 A 9:27

Rule 12g3-2(b) File No. 82-34825

27.02.2007

Office of International Corporation Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021470

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Division Head

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

Dividend Announcement

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

Akbank plans to distribute TRY 660 mn, 45% of its 2006 distributable profit, as cash dividend to its shareholders, starting from March 30, 2007. This ratio corresponds to TRY 0.30 dividend per TRY 1.00 nominal share

27 February 2007

END

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)